FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of August 2016

Commission File Number:  001-11960

AstraZeneca PLC

1 Francis Crick Avenue
Cambridge Biomedical Campus
Cambridge CB2 0AA
 United Kingdom

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F X            Form 40-F  __

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  __                 No X

If “Yes” is marked, indicate below the file number assigned to the Registrant in connection with Rule 12g3-2(b):   82-_____________

1 August 2016 14:30

Transparency Directive
Voting Rights and Capital

The following notification is made in accordance with the UK Financial Conduct Authority's Disclosure and Transparency Rule 5.6.1. On 31 July 2016 the issued share capital of AstraZeneca PLC with voting rights is 1,264,796,972 ordinary shares of US$0.25.  No shares are held in Treasury.  Therefore, the total number of voting rights in AstraZeneca PLC is 1,264,796,972.

The above figure for the total number of voting rights may be used by shareholders as the denominator for the calculations by which they will determine if they are required to notify their interest in, or a change to their interest in, AstraZeneca PLC under the UK Financial Conduct Authority's Disclosure and Transparency Rules.

About AstraZeneca
AstraZeneca is a global, science-led biopharmaceutical company that focuses on the discovery, development and commercialisation of prescription medicines, primarily for the treatment of diseases in three therapy areas - Respiratory and Autoimmunity, Cardiovascular and Metabolic Diseases, and Oncology. The Company is also active in inflammation, infection and neuroscience through numerous collaborations. AstraZeneca operates in over 100 countries and its innovative medicines are used by millions of patients worldwide. For more information please visit: www.astrazeneca.com

CONTACTS

Media Enquiries
Neil Burrows	UK/Global	+44 203 749 5637
Vanessa Rhodes	UK/Global	+44 203 749 5736
Karen Birmingham	UK/Global	+44 203 749 5634
Rob Skelding	UK/Global	+44 203 749 5821
Jacob Lund	Sweden	+46 8 553 260 20
Michele Meixell	US	+1 302 885 2677
Investor Relations
UK
Thomas Kudsk Larsen		+44 203 749 5712
Craig Marks	Finance, Fixed Income, M&A	+44 7881 615 764
Nick Stone	Respiratory & Autoimmunity	+44 203 749 5716
Henry Wheeler	Oncology	+44 203 749 5797
Christer Gruvris	Infection & Neuroscience	+44 203 749 5711
US
Lindsey Trickett	Cardiovascular & Metabolic Diseases	+1 240 543 7970
Mitchell Chan	Oncology	+1 240 477 3771
Toll-free		+1 866 381 7277

Adrian Kemp
Company Secretary
AstraZeneca PLC

-ENDS-

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

AstraZeneca PLC

Date: 01 August 2016

 By:  /s/ Adrian Kemp
Name: Adrian Kemp
Title: Company Secretary